This communication is confidential and may be privileged or otherwise protected by work product immunity.
A list of the names of the partners and their professional qualifications is open to inspection at the above office. The partners are solicitors, registered foreign lawyers or European lawyers. The firm is regulated by the Law Society.
Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.
A07579316/0.1/23 Mar 2007
One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
DX Box Number 10 CDE
Direct Line +44 20 7456 3372
Lily Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 10549-7010
United States of America
March 23, 2007
Our Ref JSchneck
Dear Ms. Dang
Gold Fields Limited
Form 20-F for Fiscal Year Ended June 30, 2006
Filed November 24, 2006
File No. 001-31318
Further to our conversation yesterday, I am writing on behalf of our client, Gold Fields Limited (“Gold
Fields”), with regard to the comment letter dated March 19, 2007 of the staff of the Division of Corporation
Finance of the Securities and Exchange Commission on the above referenced Form 20-F. As we discussed, the Company is working on its response and anticipates submitting it by the end of April.
Please let me know if you have any questions.
Yours sincerely
Jennifer Schneck

cc:    Nick Holland
         Michael Fleischer
         Paul Schmidt
         Gold Fields Limited